SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS HELD ON APRIL 27, 2018

1. Date, Time and Venue: On April 27, 2018, at 10:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: Call notice published on March 27, 28 and 29, 2018, in the “Official Gazette of the State of São Paulo” on pages 280, 91 and 127 of the business section and in the newspaper “O Estado de São Paulo” on pages B7, B8 and B8, of the economy section, respectively.

3. Attendances: Shareholders representing over 72.06% of the Company’s voting capital, already considering the total remote voting forms directly sent to the Company’s or via the systems of B3 – Brazil, Stock Exchange, OTC (“B3”) and the bookkeeping agent, both those referring to the Annual General Meeting, and those referring to the  Extraordinary General Meeting, considering that both meetings were held cumulatively. For the purposes of provisions in Article 134, Paragraph 1 of Law No. 6.404/76, Messrs.  Sandro Rogério da Silva Gamba and Carlos Eduardo Moraes Calheiros, the Company’s Officers, Messrs. Olavo Fortes Campos Rodrigues Junior and Peter Edward Cortes Marsden Wilson, members of the Company’s Fiscal Council and Mr. Giuseppe Masi, representative of the Company’s independent auditor, KPMG Auditores Independentes S.S., also attended the meeting.

4. Composition of the Board: Mr. Odair Garcia Senra, Chairman of the Board of Directors and Chairman of the Meeting, pursuant to Paragraph 2, Article 8 of the Company’s Bylaws; and Monique Mavignier, Secretary.

5. Agenda: At the Annual General Meeting: (i) examine the Management’s accounts, analyze, discuss and vote on the financial statements for the fiscal year ended December 31, 2017; (ii) define the number of members to compose the Board of Directors; (iii) elect members of the Board of Directors; and (iv) define the annual overall Management’s compensation for the 2018 fiscal year. At the Extraordinary General Meeting: (vi) amend the Company’s Bylaws to: (a) restate caput of Article 5 in order to reflect the Company’s capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, and ratified by the Board of Directors on February 28, 2018 (“Capital Increase”); (b) amend caput of Article 6 to increment the limit of authorization to increase capital, regardless of the Bylaws restatement, since current limit has been exceeded due to the Capital Increase, according to the Management Proposal; (c) amend Article 8, Paragraph 2 to alter how the chairman of the meeting will be appointed in the event of absence or impediment of the chairman of the board of directors; (d) conform the Bylaws with the “Novo Mercado” New Rules of B3 S.A. - Brazil, Stock Exchange, OTC (“B3”), as detailed in the Management Proposal; (e) amend Article 57 to adjust the percentages indicated therein to those indicated in caput of Article 53, amended at the Extraordinary Shareholders’ Meeting on January 22, 2018, excluding item “a” from Article 57, as it is incompatible with the percentage established in caput of Article 53; and (f) reflect overall wording improvements; and (vi) restate the Company’s Bylaws in view of resolutions mentioned above.

6. Reading of Documents: Since not requested by any of the attending shareholders, the reading of documents referred to in Article 133 of Law No. 6.404/76 was exempted.

7. Multiple Vote: As per Notice to Shareholders released by the Company on April 23, 2018, shareholders owning over 5% of the Company’s voting capital requested to adopt the multiple vote procedure to elect members of the Board of Directors, as provided for in Article 141, caput of Law No. 6.404/76; the Chairman of the Meeting informed to attending shareholders, along with the Shareholders’ Attendance Book and already excluding from calculation the votes of shareholders who expressed, by means of their remote voting forms, their intention to abstain from the multiple vote procedure and those who did not physically attend the Meetings or did not request to exercise the on-site vote, that the number of votes required to ensure the election of each member of the Board of Directors, considering the potential votes of attending shareholders and those who validly voted via the remote voting form is 25,963,918.

8. Resolutions: The following resolutions were taken with the abstentions and the dissenting votes registered in each case, and authorizing the drawing up of these minutes in the summary format and their publication omitting the shareholders’ signatures, as authorized by Article 130, Paragraphs 1 and 2 of Law No. 6.404/76:

At the Annual Shareholders’ Meeting:

8.1. Approve by majority vote, computing 20,372,962 votes in favor, 1,388 votes against and 11,204,423 abstentions and after receiving the request for clarification and protest of shareholders indicated in respective request, after analysis and discussion, the Company’s Management accounts and the Financial Statements for the fiscal year ended December 31, 2017, which accompanied by the Notes to the Financial Statements and the Independent Auditor’s Report were fully published on March 9, 2018, in the newspaper “Official Gazette of the State of São Paulo”, pages 6 to 14 of the business section 2, and in newspaper “O Estado de São Paulo”, pages 1 to 6 of the economy section.

8.1.1. It is hereby declared that no dividends will be distributed since the Company recorded losses in the fiscal year ended December 31, 2017.

8.2. In view of the expiration of term office, to unanimously approve, computing 24,747,367 votes in favor, 3,334 votes against and 6,828,072 abstentions, defining at 7 the number of members to compose the Company’s Board of Directors, pursuant to Article 17 of the Company’s Bylaws, which shall operate until the 2020 Annual Shareholders’ Meeting.

8.3. Elect by means of the multiple vote process, to compose the Company’s Board of Directors, all of them in the capacity of independent board members:

(i)                 with 26,000,000 votes, Ana Maria Loureiro Recart, Brazilian citizen, attorney, married, bearer of the identity card (RG) No. 240.800-2, issued by SSP/DF, and individual taxpayer’s register (CPF/MF) No. 261.320.138-06, residing and domiciled in the City and State of São Paulo, with office at Avenida Brigadeiro Faria Lima 3900, 6º andar;

(ii)               with 26,000,000 votes, Karen Sanchez Guimarães, Brazilian citizen, attorney, single, bearer of the identity card (RG) No. 30.271.707-9, and individual taxpayer’s register (CPMF) No. 324.302.698-99, residing and domiciled in the City and State of São Paulo, with office at Avenida Brigadeiro Faria Lima 3900, 6º andar;

(iii)             with 18,786,959 votes, Odair Garcia Senra, Brazilian citizen, civil engineer, widower, bearer of the identity card (RG) No. 3.259.126, issued by SSP/SP and individual taxpayer’s register (CPMF) No. 380.915.938,72, with office in the City and State of São Paulo, Avenida das Nações Unidas, nº 8.501, 19º andar, Pinheiros, CEP 05425-070;

(iv)            with 18,637,999 votes, Tomás Rocha Awad, Brazilian citizen, business administrator, married, bearer of the identity card (RG) No. 10.595.772-0, issued by SSP/SP, and individual taxpayer’s register (CPMF) No. 145.527.458-59, residing and domiciled in the City and State of São Paulo, at Avenida Hélio Pelegrino, No. 720, apto. 31B, Vila Nova Conceição, CEP 04513-100;

(v)              with 18,637,999 votes, Eric Alexandre Alencar, Brazilian citizen, mechanical engineer, married, bearer of the identity card (RG) No. 26.370.576-6, and individual taxpayer’s register (CPMF) No. 258.232.758-94, residing and domiciled in the City and State of São Paulo, at Rua Coronel Artur de Paula Ferreira, nº 132/31, Vila Nova Conceição, CEP 04511-060;

(vi)            with 18,637,999 votes, Rodolpho Amboss, Brazilian citizen, civil engineer, married, bearer of the identity card (RG) No. 355.703, issued by SPTC/ES, and individual taxpayer’s register (CPMF) No. 742.664.117-15, residing in the United States of America, with business address at 40 West 57th Street, 29th floor, New York, NY, 10019; and

(vii)          with 18,011,475 votes, Guilherme Vilazante, Brazilian citizen, mathematician, single, bearer of the identity card (RG) No. 1.408.882, issued by SSP/DF, and individual taxpayer’s register (CPMF) No. 769.608.461-53, residing and domiciled in the City and State of São Paulo, at Rua Gararu, 202, CEP 04513-060.

8.3.1. Besides the candidates elected, 13,426,445 votes were cast in other candidates who did not receive sufficient votes to be elected and abstentions corresponding to 62,912,535 votes.

8.3.2. Register that the curricula of the board members elected herein are included in the Management Proposal or submitted to this Annual General Meeting by shareholders who appointed them, and shareholders declare that these candidates have conditions to sign the respective instrument of investiture, as provided for in Articles 2 and 3 of CVM Instruction No. 367/02 to be drawn up in the Company’s records. By means of the signature of the referred instrument, the board members elected herein shall take office in their respective positions and shall be subject to the arbitration clause provided for in Article 61 of the Company’s Bylaws, in accordance with the rules contained in B3’s Novo Mercado Rules.

8.4. Define, by majority vote, computing 15,660,263 votes in favor, 9,090,070 votes against and 6,828,440 abstentions and after receiving the protest of shareholders indicated in the respective request, within the limit of up to R$23,598,871.46, the overall amount to be distributed amongst the Company’s Management from January to December 2018.

8.5. In view of request made by shareholders representing more than two percent (2%) of the capital stock, to unanimously approve, computing 21,964,747 votes in favor and 9,614,026 abstentions, the installation of the Fiscal Council with three sitting members and respective alternates, pursuant to Article 40 of the Company’s Bylaws, to operate until the 2019 Annual General Meeting.

8.6. Approve by majority vote, computing 12,848,561 votes in favor, 9,098,126 votes against and 9,632,086 abstentions, and after receiving the protest of shareholders indicated in the respective request, that the Fiscal Council installation shall occur by means of slate voting.

8.7. Elect by majority vote, with 12,691,925 votes, the slate of the Fiscal Council composed of: (i.a) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and accountant, bearer of the identity card (RG) No. 4.762.308, issued by SSP/SP, and individual taxpayer’s register (CPMF) No. 359.920.858-15, residing and domiciled in the city of Curitiba, state of Paraná, with office at Av. República Argentina, 665, cjs. 906/907, CEP 80240-210; and as his alternate, (i.b) Marcello Mascotto Iannalfo, Brazilian citizen, economist, married, bearer of the identity card (RG) No. 16.994.226-0, issued by SSP/SP, and individual taxpayer’s register (CPMF) No. 101.947.028-39, residing and domiciled in the city of Campinas, State of São Paulo, at Rua Bacabá, 48, Alphaville Campinas - CEP 13098-339; (ii.a) Peter Edward Cortes Marsden Wilson, Brazilian citizen, economist, married, bearer of the identity card (RG) No. 08.424.379-9, issued by IFP/RJ, and individual taxpayer’s register (CPMF) No. 168.126.648-20, residing and domiciled in the City and State of São Paulo, at Rua Princesa Isabel, nº 347, apto 92, Campo Belo, CEP 04601-001; and as his alternate, (ii.b) Marcelo Martins Louro, Brazilian citizen, administrator, married, bearer of the identity card (RG) No. 19.994.703, issued by SSP/SP, and individual taxpayer’s register (CPMF) No. 118.319.918-02, residing and domiciled in the City and State of São Paulo, at Rua Iaiá 127, CEP 04542-060; and (iii.a) Olavo Fortes Campos Rodrigues Junior, Brazilian citizen, business administrator, married, bearer of the identity card (RG) No. 9.369.027, issued by SSP/SP, and individual taxpayer’s register (CPMF) No. 769.488.977-20, residing and domiciled in the City and State of São Paulo, at Rua Jesuíno Arruda, nº 541, apto 1, CEP 04553-081; and as his deputy member, (iii.b) Ademir José Scarpin, Brazilian citizen, married, accountant, bearer of the identity card (RG) No. 4.958.308-6, issued by SSP-SP, individual taxpayer’s register (CPMF) No. 479.407.518-91, domiciled in the City and State of São Paulo, at Rua Iguatemi, 192, 16º andar, conjunto 164, Itaim Bibi, CEP 01451-010.

8.7.1. Besides the slate elected, 9,098,126 votes were cast in another slate, which, therefore, did not receive sufficient votes to be elected with 9,788,722 abstentions.

8.7.2. Register that the investiture of the fiscal council members elected herein and their respective alternates shall be subject to the signature of respective instrument of investiture in the Company’s records, in accordance with the rules contained in B3’s “Novo Mercado” Rules, when they shall make the clearance statement provided for by laws and their submission to the arbitration clause provided for in Article 61 of the Company’s Bylaws.

8.8. Unanimously define, computing 21,964,747 votes in favor and 9,614,026 abstentions, the individual monthly compensation of the Fiscal Council’s members at 10% of the average compensation assigned to each officer of the Company, excluding benefits, representation allowances, and profit sharing.

At the Extraordinary Shareholders’ Meeting:

8.9. Approve, by majority vote, computing 22,843,169 votes in favor, 9,834 votes against and 8,725,770 abstentions, pursuant to Management Proposal, the restatement of caput of Article 5 of the Company’s Bylaws to reflect the Capital Increase;

8.10. Approve, by majority vote, computing 22,816,555 votes in favor, 36,448 votes against and 8,725,770 abstentions, pursuant to the Management Proposal the amendment of caput of Article 6 of the Company’s Bylaws to increment the limit of authorization to increase capital, regardless of the Bylaws restatement;

8.11. Approve, by majority vote, computing 22,841,581 votes in favor, 11,564 votes against and 8,725,628 abstentions, pursuant to the Management Proposal, the amendment of Article 8, Paragraph 2 of the Company’s Bylaws to modify how the chairman of the meeting will be appointed in the event of absence or impediment of the Board of Directors’ chairman;

8.12. Approve, by majority vote, computing 22,844,953 votes in favor, 8,376 votes against and 8,725,444 abstentions, pursuant to the Management Proposal, the conformity of the Company’s Bylaws with B3’s “Novo Mercado”’s New Rules;

8.13. Approve, by majority vote, computing 22,375,175 votes in favor, 477,180 votes against and 8,726,418 abstentions, pursuant to the Management Proposal, the amendment of Article 57 of the Company’s Bylaws, so that to conform the percentages indicated therein with those indicated in caput of Article 53, altered at the Extraordinary Shareholders’ Meeting held on January 22, 2018, excluding item “a” from Article 57, as it is incompatible with the percentage defined in caput of Article 53;

8.14. Approve by majority vote, computing 22,846,055 votes in favor, 6,652 votes against and 8,726,066 abstentions, pursuant to the Management Proposal, the amendment of the Company’s Bylaws so that to reflect overall wording improvements; and

8.15. Approve by majority vote, computing 22,849,033 votes in favor, 7,244 votes against and 8,722,496 abstentions, pursuant to the Management Proposal, the Company’s Bylaws restatement to reflect the resolutions approved above, which shall take effect as Exhibit I hereto.

9. Closing: There being no further business to address, the meeting was adjourned for the drawing up of these Minutes in the summary format which, after being read and found to be in compliance, were signed by the attendees after the closure of the Meetings.

São Paulo, April 27, 2018.

Presiding Board:
Odair Garcia Senra Chairman	Monique Mavignier Secretary

EXHIBIT I TO THE MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING OF GAFISA S.A.
HELD ON APRIL 27, 2018, AT 10:00 a.m.

Restated Bylaws

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Sole Paragraph. With the Company’s inclusion in the Novo Mercado of B3 S.A. – Brazil, Stock Exchange, OTC (“B3”), the Company, its shareholders, including controlling shareholders, managers, and members of the fiscal council, when installed, shall be subject to the provisions of the Novo Mercado Rules.

Article 2. The Company’s headquarters and forum are in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 30, §1, in which case prior approval of the board of directors will not be required.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$ 2,521,318,365.26 which is fully subscribed and paid-in, divided into 44,757,914 common shares, all registered, book-entry and without par value.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.

§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law No. 6.404 of December 15, 1976 (“Brazilian Corporation Law”).

Article 6. The capital of the Company may be increased, irrespective of Bylaws restatement, by resolution adopted by the board of directors. The board of directors shall fix the terms and conditions for the issuance of shares, subject to a limit of 71,031,876 common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to Articles 257 to 263 of the Brazilian Corporation Law. Pursuant to Article 171, §3 of the Brazilian Corporation Law, there shall be no preemptive rights on the grant and exercise of stock call options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence or impediment, installed and chaired by another board member, officer or shareholder appointed by the chairman of the board of directors. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 9, sole paragraph.

Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:

(a)   waive the public tender offer as requirement for the Company’s delisting from the Novo Mercado;

(b)   resolve on the cases not mentioned in these Bylaws, pursuant to the provisions of the Brazilian Corporation Law, observing the provisions of the Novo Mercado Rules.

Sole Paragraph – The resolution to which item (b) of this Article refers shall be taken by majority vote of shareholders holding outstanding shares attending the meeting, not computing the absentees’ votes, if installed on first call, it shall rely on the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares, or, if installed on second call, it may rely on the attendance of any number of shareholders holding outstanding shares.

Article 10. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or shareholder group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 10, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or shareholder group in default.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article 11. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).

Article 12. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, which shall include their submission to the arbitration clause referred to in Article 54 hereof and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, the adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 13. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Article 14. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Corporate Governance and Compensation Committee and approved by the board of directors:

(a)   the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any interests of any shareholder or shareholder group individually considered;

(b)   the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)   the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)  the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, shareholder group, director, officer or group of directors and/or officers;

(e)   the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the power of control by any shareholder or shareholder group, and as such, the board of directors shall exercise its competence set forth in Article 51 in such a way as to allow that the eventual power of control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(f)   the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)   the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)  the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i)    the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(j)    no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 15. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with a unified term of office of two (2) years, re-election being permitted.

Article 16. From the members of the board of directors, at least, two (2) or twenty percent (20%) whichever is higher, shall be independent members, as per definition of the Novo Mercado Rules, and the characterization of nominees to the board of directors as independent members to be resolved in the minutes electing them, in the assumption of existing controlling shareholder, the board member(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Brazilian Corporation Law, shall be likewise deemed independent member(s).

§1. When, due to the observance of the percentage referred to in the main clause of this Article 16, the election results in fractional number of directors, the shareholders in general meeting shall round it to the immediately above whole number.

§2. The positions of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.

Functioning

Article 17. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§1. As set forth in Article 150 of the Brazilian Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Corporate Governance and Compensation Committee shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. The vacancy of an independent member, shall only be substituted by another independent member.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the caput of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An absent independent member shall only be substituted by another independent member.

Article 18. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Article 19. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.

Powers

Article 20. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:

(a)   fix the general direction of the Company’s business;

(b)   define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;

(c)   approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has not been approved, the most recently approved budget or plan shall prevail);

(d)  attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 13 of these Bylaws;

(e)   nominate a slate for the election of the board of directors;

(f)   elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(g)   supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)  determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)    instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)    in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such stock call options or the subscription of the corresponding shares;

(k)   call general shareholders’ meetings;

(l)    submit to the shareholders in general meeting any proposed amendment to these Bylaws;

(m) issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;

(n)  attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)   authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)  appoint and dismiss the Company’s independent auditors;

(q)   approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)   approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(s)   approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)   approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)  authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)  authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

(w) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)   issue its opinion in advance, making it public and observing the rules laid out in Article 51 hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 46 hereof.

(y)   analyze, at least, yearly, the summarized report prepared by the Company’s Audit Committee;

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 21. The executive board is the corporate body that represents the Company and is responsible for performing all acts of management related to the Company’s business.

Article 22. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.

Article 23. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 24. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Article 25. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief financial officer (diretor executivo financeiro) and chief operating officer (diretor executivo operacional). Accumulation of functions is allowed.

Article 26. The duties of the chief executive officer are to:

(a)   submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)   submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)   formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;

(d)  establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;

(e)   coordinate and supervise the work of the executive board, and to call and chair its meetings;

 (f)  develop, together with the Corporate Governance and Compensation Committee the succession plans referred to in Article 36, item (l), hereof;

(g)   attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;

(h) represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image; and

(i)    supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.

Article 27. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and B3, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Article 28. The duties of the chief financial officer are to:

(a)   be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)   submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)   ensure that the controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)  be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;

(e)   ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;

(f)   perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(g)   ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h)  define strategies and guidelines for the Company, through annual planning of actions and elaboration of budget, together with other officers, aiming the goals established by the Company;

(i)    participate in the executive board meetings (Article 22), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j)    represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

Article 29. The duties of chief operating officer, in addition to such other functions as may be assigned by the board of directors, are to:

(a)   promote the development of Company’s activities, pursuant to its corporate purpose, in addition to the activities of other officers;

(b)   coordinate the Company’s and its subsidiaries’ activities, observing the duties and responsibilities of other officers;

(c)   coordinate the performance of its area and specific liabilities with those of the other officers;

(d)  ensure the execution of projects through the planning, management and supervision of works, aiming at ensuring the compliance with the physical and financial schedule, assuring the quality standard established by the Company and within regulated environmental guidelines;

(e)   attract and develop businesses, by means of the identification, market studies and competitive intelligence and market prospect, aiming at sustaining the Company’s competitiveness and profitability;

(f)   be liable for the domestic technical management by monitoring the entire technical assets including projects, costs, logistics, planning, security and sustainability aiming at ensuring the evolution of projects according to the physical and financial schedule established;

(g)   be liable for market studies through the identification of regional factors, economic and physical feasibility analyses for the project development, with a view to subsidizing the land acquisition;

(h)  submit the purchase of land and/or stake in projects for approval by executive or advisory committees of the board of directors, eventually created for such purpose;

(i)    monitor the progress of projects and support to the works, involving from preliminary phase until the delivery of work, aiming at cooperating to achieve the results established in terms of quality, financial return and customer satisfaction;

(j)    ensure the correct observance and compliance with the environmental laws and requirements in the acquisition of land, interest or project launches;

(k)   ensure the correct delivery of projects to clients, being liable for delivering entire related legal documentation, complying with the guidelines set out by the Company;

(l)    be liable for creating and developing new products nationwide through marketing analyses, innovation, technical feasibility studies, interacting with other areas involved in the process with a view to launching different products in the market;

(m) monitor the domestic and international markets, especially competitors, with respect to the development of new technologies and/or new practices or products, seeking to maintain the Company’s competitiveness;

(n)  define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;

(o)   define guidelines to approve new partners in the building sector, being liable for monitoring the costs, terms and quality of services rendered by these partners, as well as partner’s environmental management and survey of entire related documentation to be submitted;

(p)  conduct the budgetary management of the Company’s areas under his responsibility and from time to time supervising and monitoring management and costs, aiming at ensuring the compliance with the budget established;

(q)   monitor and be liable for variations in the success or failure of projects, results contracted and projected, through managerial reports, aiming at conducting continued improvements to the Company’s processes;

(r)   be liable for keeping the continued upgrade and technical evolution of his staff, besides promoting the motivation of these professionals;

(s)   position the Company in the market by developing and maintaining its image and its products, in order to keep its visibility with its current and potential clients; and

(t)   represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a)   any two officers;

(b)   any officer acting jointly with an attorney-in-fact with specific powers; or

(c)   two attorneys-in-fact with specific powers.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 30 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§2. The Company may be severally represented by only one Officer or attorney-in-fact with specific powers, without the formalities provided for in this Article 30, in the practice of the following acts:

(a)   for the purposes of receiving service of process or notice, giving testimony or the Company representation in court and in administrative proceedings;

(b)   the Company representation at general meetings and partners’ meetings of entities in which it holds interest; and

(c)   the practice of administrative routines, inclusive before public, state, federal agencies, and of the Federal District, environmental, financial institutions, mixed-economy entities, independent governmental agencies, boards of trade, labor court, INSS (Brazilian Social Security Institute), Internal Revenue Service, Federal Savings Bank, Caixa Seguros, FGTS (Government Severance Indemnity Fund for Employees), payment banks and others of same nature and notary offices in general.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§4. The board of directors may authorize the practice of specific acts binding the Company by the signature of only one Officer or an attorney-in-fact regularly empowered, or also, establish the competence and authority for the practice of acts by a single representative.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 31. The board of directors shall have, as advisory bodies, an Audit Committee and a Corporate Governance and Compensation Committee, which shall, within their competence, provide subsidies to the decisions of the board of directors and, if the latter so determine, assist the executive board in implementing internal policies approved by the board of directors.

§1. Since these are advisory bodies, the committees’ decisions mean recommendations to the board of directors, which shall be accompanied by related grounds for the board of directors’ decision-making process.

§2. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.

Article 32. The advisory committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the advisory committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.

§2. Each advisory committee will have, among its members, a chairman who will manage the tasks of the committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each advisory committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the advisory committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advice, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the advisory committees.

§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the advisory committees.

Audit Committee

Article 33. The Audit Committee, an advisory body linked to the board of directors, is permanent composed of, at least, 3 (three) members, all of them Independent Board Members, at least, one (1) of them shall have renowned experience in corporate accounting, pursuant to the rules issued by CVM, which provide for the registry and performance of independent audit within the scope of the securities market and set forth the duties and the responsibilities of managers of entities audited in their relationship with independent auditors.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in Article 16 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

§3. The attendance of the Company’s officers, officers of its subsidiaries, its controlling shareholder, associated companies or entities under common control as members of the Audit Committee shall be forbidden.

Article 34. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

(a)     issue opinion on the hiring and removal of independent auditing services;

(b)     assess quarterly information, interim statements and financial statements;

(c)      monitor the internal audit activities and the Company’s internal controls area;

(d)     assess and monitor the Company’s risk exposures;

(e)      assess, monitor and advise Management on the correction or improvement of the Company’s internal policies, including the related party transactions;

(f)       seek means to receive and treat information about the non-compliance with legal and normative provisions applicable to the Company, besides internal codes and regulations, inclusive providing for specific procedures to protect service provider and confidentiality of information;

(g)     recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(h)     supervise the work of independent auditors;

(i)       review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(j)       evaluate the qualifications, performance and independence of auditors;

(k)     establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(l)       at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(m)   review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(n)     review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(o)     review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(p)     review, together with the chief executive officer and the chief financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(q)     consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(r)      settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(s)      review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(t)       assist the board of directors in carrying out oversight functions of the executive board;

(u)     review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(v)     review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(w)   yearly, monitor the compliance with applicable laws and the Code of Ethics and Conduct, inclusive by means of review of any reports issued by attorneys representing the Company, including relevant breach of law or breach of fiduciary duty;

(x)     analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such board members should vote in any matter that may give rise to conflict of interests or not, and

(y)     analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Corporate Governance and Compensation Committee

Article 35. The Corporate Governance and Compensation Committee is permanent, composed of, at least, 3 members, all of whom shall be independent members.

§1. At least one (1) of the members of the Corporate Governance and Compensation Committee shall have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Corporate Governance and Compensation Committee shall be elected by the Board of Directors for a term of two years, with reelection being allowed.

Article 36. It is incumbent upon the Corporate Governance and Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:

(a)   propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the advisory committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

(b)   annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;

(c)   propose to the board of directors the orientation of votes to be cast as provided in Article 20, item (i);

(d)  recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the advisory committees, and other advisory bodies of the Company;

(e)   review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long-term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f)   recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g)   recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(h)  review, and submit to the board of directors, the goals and aims related to the officers and senior employees’ compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims;

(i)    identify qualified persons to become members of the board of directors and board of executive officers and appoint these candidates to the board of directors, observing the legal, regulatory rules hereof in relation to requirements and impediments and Management election;

(j)    identify qualified persons for other senior executive positions at the Company and its subsidiaries, appointing them to the board of directors;

(k)   recommend the appointment of members of the Audit Committee and other advisory committees;

(l)    develop jointly with the chief executive officer, succession plans so that to ensure that positions at the Management bodies are always held by qualified persons, acquainted with the activities of the Company and its subsidiaries, and competent to implement its business plans, its objectives in the long term and ensure the continuity of the Company;

(m) develop, review and advise the board of directors on the wording of the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company, as well as other in-company’s policies related to corporate governance deemed necessary;

(n)  periodically review the responsibilities of all advisory committees and other advisory bodies and advise on any amendment proposal to the board of directors;

(o)   continuously monitor and ensure the compliance with the Company’s corporate governance guidelines and principles, proposing improvements and alterations;

(p)  prepare an annual report related to the performance of its duties, evaluating the performance of members of the board of directors and board of executive officers, the compliance with the Company’s corporate governance guidelines and other matters the Nominating and Corporate Governance Committee deems relevant, as well making recommendations as to the number of members, composition and operation of the Company’s bodies; and

(q)   propose actions related to corporate sustainability and social responsibility, as well as develop strategies to maintain or add value to the Company’s institutional image.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Article 37. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Article 38. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.

§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the instrument of investiture, which shall comprise their submission to the arbitration clause referred to in Article 54 hereof, pursuant to provisions under the Novo Mercado Rules, as well as the compliance with applicable legal requirements.

Article 39. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 40. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 41. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§2. The dividends and interest on its own capital distributed under the terms of this Article 41 shall be attributed to the mandatory dividend.

Article 42. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a)   5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of the Brazilian Corporation Law;

(b)   from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 42 and the adjustment provided for in Article 202 of the Brazilian Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c)   an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§3. The reserve established in item (c) of §2 of this Article 42 may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

CHAPTER VII

CONTROL, NO POWER OF CONTROL AND DELISTING FROM THE NOVO MERCADO

Article 43. The direct or indirect sale of the Company’s control, in either a single transaction or a series of transactions, shall be contracted subject to a condition that the acquirer of control undertakes to make a public tender offer for the shares aiming the shares issued by the Company held by other shareholders in accordance with laws, regulations in force in the Novo Mercado Rules and on terms that ensure equal treatment with the seller.

Article 44. The voluntary delisting from the Novo Mercado may occur: (i) irrespective of public tender offer, in the assumption of waiver approved at the Company’s general meeting, pursuant to Article 9, item (a) hereof or (ii) if there is no such waiver, if preceded by a public tender offer which observes the procedures provided for in the rules issued by CVM on public tender offers for deregistering as a publicly-held company and the following requirements: (a) the price offered shall be fair, therefore, being possible the request of new evaluation of the Company, as provided for in Article 4-A of the Brazilian Corporation Law; and (b) shareholders holding more than one third (1/3) of the outstanding shares shall accept the public tender offer or expressly agree with the company’s delisting from the segment without selling shares.

§1. For the purposes of this Article, outstanding shares are only those shares whose holders expressly agree with the Company’s delisting from the Novo Mercado or are qualified for the auction of the public tender offer, pursuant to the rules issued by CVM applicable to public tender offers of publicly-held company for deregistering.

§2. If the quorum mentioned in Article 44, item “ii”, subitem (b) is reached: (i) those who accepted the public tender offer cannot be submitted to apportionment upon sale of their interest, in compliance with the exemption procedures of the limits provided for in CVM’s rules applicable to the public tender offers, and (ii) the offeror shall be required to acquire remaining outstanding shares for one-(1) month term, as of the date of the auction, by the final price of the public tender offer, updated until the date of effective payment, pursuant to the notice and prevailing rules, which shall occur, within no later than fifteen (15) days as of the date of shareholder’s exercise of such right.

Article 45. The compulsory delisting from the Novo Mercado is subject to a public tender offer with same characteristics of the public tender offer due to the voluntary delisting from the Novo Mercado, pursuant to previous Article.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING
A RELEVANT EQUITY STAKE

Article 46. Any shareholder or group of shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 50% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 50% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 46, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of the Brazilian Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the fair value, determined in accordance with an appraisal report made as set forth in applicable rules.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a)   it shall be directed equally to all shareholders of the Company;

(b)   it shall be effected by an auction to be held on B3;

(c)   it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02;

(e)   it shall be launched at the price determined and settled in cash, in national currency; and

(f)   it shall be instructed with the appraisal report of the Company referred to in §3 above.

Article 47. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted pursuant to the procedures provided under Article 4-A of the Brazilian Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the special general meeting referred to in this Article, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.

§2. In case the special general meeting referred to in the caput decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

Article 48. The requirement to make a mandatory tender offer under Article 46 does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Article 49. The obligations applicable under Article 254-A of the Brazilian Corporation Law and under Article 43 do not exclude the need for the acquiring shareholder to comply with the obligations applicable under this Chapter.

Article 50. The requirement to make a mandatory tender offer under Article 46 shall not be applicable in the following cases:

(a)   if the 50% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(b)   if the 50% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(c)   in the case of sale of control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.

Article 51. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer is made, and complying with the following principles:

(a)   the board of directors may hire specialized external advisors, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b)   the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares also in relation to the price and potential impacts on liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other alternatives to the acceptance of tender offer in analysis available in the market; and (v) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(c)   the public tender offer shall be immutable and irrevocable, but it may have conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Article 52. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 46; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of the Brazilian Corporation Law.

CHAPTER IX

LIQUIDATION

Article 53. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER X

ARBITRATION

Article 54. The Company and its shareholders, managers and sitting and alternate members of the fiscal council undertake to resolve by means of arbitration before the Arbitration Chamber of Market, pursuant to its rules, any and all controversy which may arise between or among them arising out of or connection with its condition of issuer, shareholders, managers and members of the Fiscal Council, in particular, deriving from the provisions contained in Law No. 6.385/76, the Brazilian Corporation Law, the Company’s Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, other B3 Rules and Novo Mercado Listing Agreement.

GENERAL PROVISIONS

Article 55. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of the Brazilian Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors’ meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Article 56. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offers provided for in these Bylaws are intended to.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer